OFFICER'S CERTIFICATE



I, Joseph Candelario, hereby certify that I am the First Vice President, Loan Administration of Countrywide Home Loans, Inc., fka Countrywide Funding Corporation and further certify with respect to the Pooling and Servicing Agreements for Fixed Rate Mortgage Loans (Investor #751) by and among The Prudential Home Mortgage Company, Inc., and Countrywide Funding Corporation, as Servicer, as follows:

I have reviewed the activities and performance of the Servicer during the fiscal year ended February 29, 1996 under the Agreements and, to the best of my knowledge, based on my review, the Servicer has fulfilled all of its duties, responsibilities or obligations under the Agreements throughout the fiscal year.



			 /s/Joseph Candelario                       5/28/96
			 Joseph Candelario                          Date
			 First Vice President
			 Loan Administration






								   Inv #751